Via Facsimile and U.S. Mail
Mail Stop 6010

February 8, 2008

Mr. Ronan O'Caoimh
Director and Chief Executive Officer
Trinity Biotech Plc.
IDA Business Park
Bray, Co. Wicklow, Ireland

Re: Trinity Biotech Plc.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed May 8, 2007
File No. 000-22320

Dear Mr. O'Caoimh:

We have completed our review of your Form 20-F for the period ended December 31, 2006 and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief